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                                             File No.: 70-8783

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

                      NEES GLOBAL, INC. (NG)
        (Formerly NEES GLOBAL TRANSMISSION, INC. (NGT))
    (Formerly New England Electric Resources, Inc. (NEERI))


     In accordance with the orders of the Securities and Exchange
Commission dated April 15, 1996, the following is a report for the second quarter of 1998:

     Effective May 1, 1998, NGT changed its name to NEES Global,
     Inc. (NG).

     In July 1996, NEERI International, a wholly-owned subsidiary of NG, was formed under the laws of the Cayman Islands. NG owned two shares of NEERI International until December 22, 1997, at which time NG sold its two shares to a non-affiliated third party.

     NEERI International had served as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783 and had no employees.


                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-8783) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEES GLOBAL, INC.


                               s/Anthony C. Pini
                           By: _________________________________
                               Anthony C. Pini
                               President

Date:  September 1, 1998